L'ORÉAL

[redacted]

08000865

18th February, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

SUPPL

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at February 13th 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

dlw 2/25

Centre Eugène Schueller – 41, rue Martre – 92117 Clichy Cedex – Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 123 590 452 Euros – 632 012 100 R.C.S. Paris – NAF 245 C – FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at February 13th 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	610,788,610
Number of real voting rights (without own shares)	594,530,473
Theoretical number of voting rights (including own shares)	610,788,610

Pursuant to the Authorization granted by the Annual General Meeting of May 22nd 2003, the Board of Directors of L'Oréal, held on February 13th 2008, has decided to cancel 7,187,000 shares.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean-Régis CAROF
Phone : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

END